[PALATIN TECHNOLOGIES, INC. LETTERHEAD]

March 4, 2011

Mr. Jeffrey Riedler
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Palatin Technologies, Inc. Form 10-K for the Fiscal Year Ended June 30, 2010 Filed September 27, 2010 File No. 001-15543

Dear Mr. Riedler:

On behalf of Palatin Technologies, Inc., we respond as follows to the comments dated February 18, 2011 from the staff of the U.S. Securities and Exchange Commission (the “Commission”) relating to the above-captioned public filing (the “2010 10-K”). Please note that for your convenience, we have recited each of the staff’s comments and have provided our response to each comment immediately thereafter.

In the proposed disclosures provided below, changes from the 2010 10-K are shown with material to be deleted ~~struck through~~ and material to be added underlined.

Form 10-K, filed September 27, 2010

Melanocortin Receptor-Specific Programs, page 3

1.
Please provide proposed disclosure to be included in future filings regarding your collaboration and license agreement with AstraZeneca describing the duration of the agreement, termination provisions and the range of royalties you will be entitled to receive.  An acceptable range of royalties is one of the following: single-digits,” “teens,” “twenties,” etc.

Response:

The requested disclosure will be made in our annual report on Form 10-K for the year ending June 30, 2011 (the “2011 10-K”).   The disclosure will be made in the subsection corresponding to the subheading “Obesity”, which is on page 5 of the 2010 10-K, and in which the contractual arrangements with AstraZeneca are described in more detail.  Unless there has been a change in our business such that the statement is no longer material, and as otherwise required to update the disclosure, we will in substance provide disclosure as follows:

Our agreement with AstraZeneca remains in effect as long as AstraZeneca is developing a compound covered by the agreement or commercializing a product for which a royalty is owed. The agreement may be terminated by AstraZeneca at any time upon notice to us, or by either party upon notice in the event of a material breach. Upon termination by AstraZeneca without cause or by us for cause, all rights and licenses we granted to AstraZeneca terminate, but AstraZeneca remains obligated to pay royalties and milestones on compounds developed during the collaboration portion of the agreement. In the event AstraZeneca terminates the agreement because we breached the agreement, rights and licenses we granted under the agreement become permanent, with financial terms, including royalties, to be determined by arbitration.

~~Pursuant to the terms of the research collaboration and license agreement with AstraZeneca, we~~ We have received up-front and other licensing payments totaling $15 million from AstraZeneca under the agreement. We are eligible for milestone payments totaling up to $145 million, with up to $85 million contingent upon development and regulatory milestones and the balance on achievement of sales targets, plus mid to high single digit royalties on sales of approved products. AstraZeneca has responsibility for product commercialization, product discovery and development costs.

Patents and Proprietary Information, page 9

2.
We note that you own issued United States and foreign patent and patent applications pending the United States and other countries relating to various formulas.  Please provide proposed disclosure for future filings specifying the number of patents and patent applications that you have associated with the respective product groups, the specific foreign jurisdictions in which your patents were granted or, in the case of patents pending, submitted.  Please include in your discussion the patent applications that are licensed to AstraZeneca.

Response:

Under our collaboration and license agreement with AstraZeneca, we are required to keep certain non-public information confidential.  See generally Article 13 of the Research Collaboration and License Agreement dated January 30, 2007, filed as Exhibit 10.2 to our quarterly report on Form 10-Q for the quarter ended December 31, 2006, filed with the

Commission on February 8, 2007.  Under patent laws of the United States and other countries, patent applications are confidential, non-public documents until published as required under patent laws.  Similarly, the fact of filing such applications, identity of inventors, identity of applicants and other similar facts is confidential information until such time as the applications publish.  Accordingly, with respect to AstraZeneca we have only disclosed such patent applications as have been published, and have not made disclosure as to any patent application which is, under applicable substantive law, still confidential and hence subject to the confidentiality provisions of our collaboration and license agreement.

The requested disclosure will be made in the 2011 10-K.  The disclosure will be made in the subsection corresponding to the subheading “Patent Protection”, which begins on page 9 of the 2010 10-K.  Unless there has been a change in our business such that the statement is no longer material, and as otherwise required to update the disclosure, we will in substance provide disclosure as follows:

Patent protection. Our success will depend in substantial part on our ability to obtain, defend and enforce patents, maintain trade secrets and operate without infringing upon the proprietary rights of others, both in the United States and abroad. We own a number of issued United States patents and have pending United States patent applications, many with issued or pending counterpart patents in selected foreign countries. We seek patent protection for our technologies and products in the United States and those foreign countries where we believe patent protection is commercially important.

We own two issued United States ~~and foreign~~ patents claiming the bremelanotide substance; issued patents claiming the bremelanotide substance in Japan, Mexico, Austria, Belgium, Cyprus, Denmark, Finland, France, Germany, Greece, Ireland, Korea, Luxembourg, Monaco, Netherlands, Portugal, Spain, Sweden, Switzerland, United Kingdom, Italy, Australia and New Zealand; and pending patent applications claiming the bremelanotide substance in Brazil, Canada and Mexico. The issued United States patents have a term until 2020, which term may be subject to extension for a maximum period of up to five years as compensation for patent term lost during drug development and the FDA regulatory review process, pursuant to the Drug Price Competition and Patent Term Restoration Act of 1984 (the Hatch-Waxman Amendments). Whether we will be able to obtain patent term extensions under the Hatch-Waxman Amendments and the length of the extension to which we may be entitled cannot be determined until the FDA approves for marketing, if ever, a product in which bremelanotide is the active ingredient. In addition, the claims of issued patents covering bremelanotide may not provide meaningful protection. Further, third parties may challenge the validity or scope of any issued patent.

We also own an issued United States patent claiming non-oral administration of bremelanotide in combination with oral administration of a PDE-5 inhibitor. This patent has a term until 2025. However, this patent would apply only if we develop bremelanotide for use in combination therapy with a PDE-5 inhibitor. If we obtain regulatory approval for bremelanotide for use in combination therapy with a PDE-5 inhibitor, which may never occur, then the patent term may be subject to extension under the Hatch-Waxman Amendments, but we cannot presently evaluate the duration of any potential patent term extension.

We own patent applications on one class of alternative melanocortin receptor-specific peptides for treatment of sexual dysfunction which are pending in the United States, Australia, Brazil, Canada, China, India, Israel, Japan, Korea, Mexico and South Africa and before the European and Eurasian patent offices. If any patent issues in the United States, the presumptive term will be until 2029. We also own a patent application under the Patent Cooperation Treaty for a second class of alternative melanocortin receptor-specific peptides for treatment of sexual dysfunction. We will be required to enter national stage prosecution on this application, including filing the application in countries we select, by November 2011. If we enter national stage prosecution in the United States, and if any patent issues, the presumptive term will be until 2030. Until one or more product candidates covered by a claim of one of these patent applications are developed for commercialization, which may never occur, we cannot evaluate the duration of any potential patent term extension under the Hatch-Waxman Amendments.

We ~~have patent applications pending in the United States and other countries~~ own an issued United States patent claiming the PL-3994 substance and other natriuretic peptide receptor agonist compounds we have developed, which has a term until 2027, and two pending related United States patent applications, one claiming a precursor molecule and the other claiming related compounds. Patent applications claiming the PL-3994 substance and other compounds, including precursor molecules, are pending in Australia, Brazil, Canada, China, India, Israel, Japan, Korea, Mexico, Philippines and South Africa and before the European and Eurasian patent offices. ~~One United States patent claiming PL-3994 has been issued, but other patent applications have not yet issued, and in any event we~~ We do not know the full scope of patent coverage we will obtain, or whether any patents will issue other than the United States patent claiming PL-3994. ~~The issued patent has a term until 2027, which term may be subject to extension for a maximum period of up to five years as compensation for patent term lost during drug development and the FDA regulatory review process, pursuant to the Hatch-Waxman Amendments. Whether we will be able to obtain patent term extensions under the Hatch-Waxman Amendments and the length of the extension to which we may be entitled cannot be determined until the FDA approves for marketing, if ever, a product in which PL-3994 is the active ingredient.~~ Until one or more product candidates covered by a claim of the issued patent or one of these patent applications are developed for commercialization, which may never occur, we cannot evaluate the duration of any potential patent term extension under the Hatch-Waxman Amendments.

We additionally have ~~filed~~ twenty-five issued United States patents and thirteen patent applications, including six patent applications under the Patent Cooperation Treaty which have not yet entered national stage prosecution, on melanocortin receptor specific peptides and small molecules, but we are not actively developing any product candidate covered by a claim of one of these patents or applications. Most of the pending applications ~~we are developing, but these~~

~~applications~~ have not yet been examined~~. Until these applications are examined~~, and we do not know the scope of patent claims that will be allowed, or whether any patents will issue.

~~We own a number of United States and foreign patent applications that are licensed to AstraZeneca under our research collaboration and license agreement relating to our obesity program.~~ Under ~~the~~ our research collaboration and license agreement with AstraZeneca, AstraZeneca is responsible for prosecution of ~~these~~ licensed patent applications and maintenance of issued patents in the United States and other countries. One licensed application has been published by relevant patent authorities in the United States. Additionally, AstraZeneca is prosecuting a patent application in its name resulting from its collaboration with us, on which our employees are inventors and for which royalties would be payable under our agreement with AstraZeneca if a compound covered by a claim of this application is developed for commercialization. This application has been published by relevant patent authorities in the United States and under the Patent Cooperation Treaty. ~~However, many~~ Neither of these patent applications have ~~not yet~~ been examined, and we do not know the scope of patent claims that will be allowed, or whether any patents will issue. Additionally, until one or more compounds subject to the agreement with AstraZeneca are developed for commercialization, which may never occur, we cannot evaluate the duration of ~~patents or their effect on the program~~ any potential patent term extension under the Hatch-Waxman Amendments.

In the event that a third party has also filed a patent application relating to an invention we claimed in a patent application, we may be required to participate in an interference proceeding adjudicated by the United States Patent and Trademark Office to determine priority of invention. The possibility of an interference proceeding could result in substantial uncertainties and cost, even if the eventual outcome is favorable to us. An adverse outcome could result in the loss of patent protection for the subject of the interference, subjecting us to significant liabilities to third parties, the need to obtain licenses from third parties at undetermined cost, or requiring us to cease using the technology.

* * * * *

We hereby acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me directly at (609) 495-9197 should you require additional information.

Very truly yours,

/s/ Stephen A. Slusher

Stephen A. Slusher
Chief Legal Officer